UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

TRADESTATION GROUP, INC.

(Name of Subject Company)

FELIX 2011 ACQUISITION SUB, INC.

a wholly-owned direct subsidiary of

MONEX GROUP, INC.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

89267P105

(CUSIP Number of Class of Securities)

Takuya Yamanaka

General Manager, Accounting Department

Monex Group, Inc.

Pacific Century Place Marunouchi 19F,

1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan

Telephone: 011-81-3-6212-3750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

with copies to:

Ellen R. Patterson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000	David A. Sneider Simpson Thacher & Bartlett LLP Gaikokuho Jimu Bengoshi Jimusho Ark Mori Building, 37th floor, 12-32 Akasaka 1-Chome, Minato-ku, Tokyo 107-6037 Japan Telephone: +81-3-5562-6202

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
415,361,592.75	48,223.48

*	The transaction valuation is an estimate calculated solely for the purposes of determining the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The maximum transaction valuation is calculated by multiplying $9.75, the per share tender offer price, by 42,601,189 shares of common stock of TradeStation Group, Inc., which includes (a) 40,468,933 shares of common stock issued and outstanding (including restricted stock) and (b) 2,132,256 shares of common stock subject to outstanding stock options with an exercise price less than $9.75.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	48,223.48.	Filing Party:	Felix 2011 Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO-T.	Date Filed:	May 10, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Felix 2011 Acquisition Sub, Inc. (“Purchaser”), a Florida corporation and a wholly-owned, direct subsidiary of Monex Group, Inc. (“Monex”), a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan. This Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TradeStation Group, Inc. (“TradeStation”), a Florida corporation, at a purchase price of $9.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 10, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO, and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), a copy of which is included as Exhibit (a)(1)(B) to the Schedule TO, which collectively constitute the “Offer”.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information. Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(1) Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals”, incorporated by reference into Section (a)(5) of Item 11 of the Schedule TO, is hereby amended and supplemented by adding the following to the end of the sole paragraph of the subsection entitled “FINRA, FSA and Other Requisite Approvals, Notices, and Consents”:

On May 20, 2011, the FSA approved the change in control application concerning TradeStation’s subsidiary in the United Kingdom, TradeStation Europe Limited. As a result, the condition of the Offer related to the approval of the FSA has been satisfied. This approval is effective as long as the change of control takes place within three months of the date of this approval, and such approval must be extended if the merger contemplated by the Merger Agreement is not effected by August 20, 2011.

(2) Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals”, incorporated by reference into Section (a)(5) of Item 11 of the Schedule TO, is hereby amended and supplemented by adding the following two paragraphs after the fourth paragraph of the subsection entitled “Legal Proceedings”:

On May 25, 2011, legal counsel of the parties to the consolidated lawsuit entered into a memorandum of understanding (the “MOU”), which sets forth the parties’ agreement in principle to settle the consolidated lawsuit. While the defendants deny all claims made in the consolidated complaint, they have agreed to enter into the MOU in order to avoid the substantial expense and disruptions of any further litigation and to permit the timely consummation of the Offer and the Merger. The MOU provides that TradeStation will amend the Schedule 14D-9 to include certain supplemental disclosures, which are set forth in the amendment to the Schedule 14D-9, filed by TradeStation with the SEC on May 26, 2011 (the “Schedule 14D-9 Amendment”). The MOU additionally provides, among other things, that (1) the parties to the consolidated lawsuit will use their best efforts to agree upon, execute and present to the Court a stipulation of settlement and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the settlement; (2) the stipulation of settlement will provide for dismissal of the consolidated lawsuit with prejudice; and (3) the stipulation of settlement will include a complete release of each of the defendants from any and all claims relating to the Offer, the Merger, the Merger Agreement and any disclosures made in connection therewith. The MOU is, and the stipulation of settlement will be, conditioned on completion of the Offer and consummation of the Merger, completion by the plaintiffs of certain confirmatory discovery, class certification and final approval by the Court. The defendants agreed that TradeStation or its successor will pay the plaintiffs’ attorneys’ fees and expenses as are approved by the Court not to exceed $425,000.

The defendants deny all liability with respect to the claims and allegations in the consolidated lawsuit and specifically deny that any additional disclosures (including, without limitation, the additional disclosures set forth in the Schedule 14D-9 Amendment) are required under any applicable statute, rule, regulation or law. The defendants believe that all material information necessary for TradeStation’s shareholders to make a fully-informed decision as to whether to tender their Shares in connection with the Offer was disclosed in the Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011. However, the defendants considered it desirable that the consolidated lawsuit be settled primarily to avoid the substantial burden, expense, inconvenience and distraction of continued litigation and to fully and finally resolve all of the claims and allegations in the consolidated lawsuit. In the event that the MOU or the stipulation of settlement is not approved by the Court or the conditions to the settlement are not satisfied, Monex, Purchaser, TradeStation and the members of the TradeStation Board intend to continue to vigorously contest the consolidated lawsuit.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FELIX 2011 ACQUISITION SUB, INC.

By:	/s/ Takashi Oyagi
Name: Takashi Oyagi
Title: President

MONEX GROUP, INC.

By:	/s/ Takashi Oyagi
Name: Takashi Oyagi
Title: CSO, Executive Director and General Manager

Date: May 26, 2011

EXHIBITS INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by TradeStation and Monex, dated April 20, 2011 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).*

(a)(5)(B)	English translation of the press release issued by Monex on April 21, 2011 only in Japan in compliance with the Tokyo Stock Exchange Requirements (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).*

(a)(5)(C)	English translation of the press release issued by Monex on April 21, 2011 (incorporated herein by reference to the Schedule TO-C filed by Purchaser and Monex with the SEC on April 22, 2011).*

(a)(5)(D)	Summary Advertisement as published on May 10, 2011 in The Wall Street Journal.*

(a)(5)(E)	Joint Press Release issued by Monex and TradeStation, dated May 10, 2011.*

(a)(5)(F)	English translation of the press release issued by Monex Group, Inc. on May 11, 2011 only in Japan in compliance with the Tokyo Stock Exchange Requirements.*

(b)(A)	English translation of the Commitment Letter and term sheet, dated May 2, 2011, between Shinsei Bank, Ltd. and Monex.*

(b)(B)	English translation of the Commitment Letter and term sheet, dated May 6, 2011, between Mizuho Corporate Bank, Ltd and Monex.*

(d)(A)	Agreement and Plan of Merger dated April 20, 2011 among Monex, Purchaser and TradeStation (incorporated by reference to Annex A to the Offer to Purchase).*

(d)(B)	Mutual Nondisclosure Agreement dated December 8, 2010 between Monex and TradeStation (incorporated by reference to Exhibit (e)(2) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011) and amended by Amendment No. 1 to the Mutual Nondisclosure Agreement dated March 31, 2011 (incorporated by reference to Exhibit (e)(3) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011).*

(d)(C)	Employment and Management Continuity Agreement dated April 20, 2011 between TradeStation and Salmon Sredni (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by TradeStation with the SEC on April 21, 2011).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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